

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

January 29, 2010

Stephen B. Waters
Angeles Income Properties, Ltd. 6
55 Beattie Place
Post Office Box 1089
Greenville, South Carolina 29602

> **Re:** **Angeles Income Properties, Ltd. 6**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 000-16210**

Dear Mr. Waters:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief